UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Selects Pratt & Whitney’s PurePower Engines for Second Generation of E-Jets

São José dos Campos, January 8, 2013 – Embraer SA (NYSE: ERJ; BM&FBOVESPA: EMBR3) announced today that Pratt & Whitney’s PurePower® Geared TurbofanTM engines have been selected for its future, second generation of E-Jets, with entry into service planned for 2018. The decision is an important milestone in the program, which is expected to be officially launched later this year.

The new engines - the PW1700G and PW1900G - range in thrust from 15,000 to 22,000 pounds. In combination with new aerodynamically advanced wings, state-of-the-art full fly-by-wire flight controls and other systems evolutions, they will result in double digit improvements in fuel burn, maintenance costs, emissions and external noise.

“We are very happy to expand our partnership with Pratt & Whitney, keeping the E-Jets family as the best solution for our customers, today and in the future”, said Frederico Fleury Curado, President & CEO of Embraer. “The PurePower GTF engines are a great fit to the next generation of our E-Jets and we look forward to another long lasting and successful program with Pratt & Whitney”.

“We are proud that Embraer has recognized the unmatched value of the PurePower engine, and we are committed to supporting a successful launch of the new E-Jet aircraft family,” said Pratt & Whitney President David Hess. “To date, Pratt & Whitney has completed more than 4,200 hours and 12,400 cycles of full engine testing for the PurePower engine family, demonstrating the benefits and reliability of the engine architecture.” Pratt & Whitney is a division of United Technologies Corp. (NYSE: UTX).

The second generation of E-Jets will be a significant step in Embraer’s commitment to continuously invest in this line of commercial jets, complementing a series of ongoing improvements currently being implemented in the existing family, with great benefits to its customers. Embraer’s objective is to offer the best product and maintain its leadership in the 70 to 120 seat market.

More than 900 E-Jets are in service. Today, 63 customers from 43 countries are flying or will soon take delivery of Embraer E-Jets.

Follow us on Twitter: @EmbraerSA

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Note to Editors

Embraer S.A. is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Flavia Sekles flavia.sekles@embraer.com.br Cell: +55 12 8111 0600 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer